CHINANET ONLINE HOLDINGS, INC.
NO.3 MIN ZHUANG ROAD, BUILDING 6
YU QUAN HUI GU TUSPARK, HAIDIAN DISTRICT, BEIJING, PRC 100195

December 29, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ChinaNet Online Holdings, Inc. Registration Statement on Form S-1 File No. 333-162038

Ladies and Gentlemen:

ChinaNet Online Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern Standard Time, on Thursday, December 31, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

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Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINANET ONLINE HOLDINGS, INC.

By:       /s/ Handong Cheng
Name:  Handong Cheng
Title:    Chief Executive Officer and Chairman